SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1 )*
DONEGAL GROUP INC.
(Name of Issuer)
Class A Common Stock
Class B Common Stock
(Title of Class of Securities)
Class A: 257701201
Class B: 257701300
(CUSIP Number of Class of Securities)
Gregory M. Shepard
7028 Portmarnock Place
Bradenton, FL 34202
(309) 310-1331
(Name, address and telephone number of persons
authorized to receive notices and communications
on behalf of person(s) filing statement)
December 9, 2010
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ☐ .

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300
1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☑
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		Class A 3,251,000; Class B 373,366

	8.	SHARED VOTING POWER

-0-

	9.	SOLE DISPOSITIVE POWER

Class A 3,251,000; Class B 373,366

	10.	SHARED DISPOSITIVE POWER

-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,251,000; Class B 373,366

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 16.26%; Class B 6.70%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER.
The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
The aggregate purchase price of 111,000 Class A Shares and 13,366 Class B Shares purchased by the Filing Person since the Initial 13D was $1,283,519 for Class A Shares and $227,261 for Class B Shares, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.
ITEM 4. PURPOSE OF TRANSACTIONS.
ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
The Issuer is an insurance holding company for seven wholly owned subsidiary property and casualty insurers domiciled in Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin. The Issuer’s control of its subsidiary insurers has been obtained over a period of years, as follows: Atlantic States Insurance Company (Pennsylvania domiciled) 1986; Southern Insurance Company of Virginia (Virginia domiciled), 1988; Pennisula Insurance Company and Pennisula Indemnity Company (both Maryland domiciled), 2004; Le Mars insurance Company (Iowa domiciled) 2004; Sheboygan Falls Insurance Company (Wisconsin domiciled), 2008; and Michigan Insurance Company (Michigan domiciled), 2010.
Recognizing that the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company creates a rebuttable presumption of a change in control under the applicable insurance statutes and regulations, the Filing Person filed a Disclaimer of Control filing with the Pennsylvania Department of Insurance on February 9, 2006, requesting approval to purchase up to 14.99% of the Issuer’s aggregate voting securities. The Filing Person’s Disclaimer of Control filing maintained that allowing him to purchase up to 14.99% of the Issuer’s aggregate voting securities would not amount to control since Donegal Mutual Insurance Company (“Donegal Mutual”) had the right to vote approximately 62% of the aggregate voting power of the Class A Shares and the Class B Shares of the Issuer. On February 16, 2006, the Filing Person received approval of his Disclaimer of Control filing from the Pennsylvania Department of Insurance.
Subsequently, the Filing Person filed Disclaimer of Control filings with the 3 other state insurance departments where at the time the Issuer had domiciled subsidiary insurance companies, i.e., the Iowa Insurance Division, the Maryland Insurance Administration, and the Virginia Bureau of Insurance, requesting approval to purchase up to 14.99% of the Issuer’s aggregate voting securities. Approval from the insurance commissioners of Maryland and Virginia was received in the second quarter of 2007. In the first quarter of 2009, the Iowa Insurance Division denied the Filing Person’s Disclaimer of Control filing, stating that he needed to file a Form A to obtain approval to purchase up to 14.99% of the Issuer’s aggregate voting securities. The Filing Person at the time declined to file a Form A in Iowa.
On December 9, 2010, the Filing Person withdrew his Disclaimer of Control filings with: the Pennsylvania Department of Insurance (attached as Exhibit 7.4); the Iowa Insurance Division (attached as Exhibit 7.5); Maryland Insurance Administration (attached as Exhibit 7.6); and the Virginia Bureau of Insurance (attached as Exhibit 7.7).
The Filing Person does not presently intend to seek control of the Issuer and has no present plans or proposals to cause the Issuer to declare an extraordinary dividend, to liquidate the Issuer, to sell its assets or to merge or consolidate it with any person or entity or to make any other material change in its investment policy, business, corporate structure, or management.
The Filing Person, however, reserves the right to explore all options to increase shareholder value. The Filing Person may submit suggestions, proposals or comments to the management of the Issuer, from time to time regarding the business and operations of the Issuer and the maximization of shareholder value.
The Filing Person reserves the right, from time to time and at any time, and subject to all federal and state regulatory requirements, to acquire additional shares and/or other equity, debt, notes, instruments or other securities of the Issuer or its subsidiaries (collectively “Securities”) in the open market or otherwise. The Filing Person reserves the right to dispose of any or all of his Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Subject to all federal and state regulatory requirements, the Filing Person may also seek to participate in, and to influence the outcome of, any proxy solicitation and any bidding process involving the Issuer.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:
a)	As of the close of business on December 9, 2010, the Filing Person may be deemed to beneficially own, in the aggregate, 3,251,000 Class A Shares and 373,366 Class B Shares, representing approximately 16.26% and 6.70%, respectively, of the Issuer’s outstanding Class A Shares and Class B Shares (based upon the 19,994,226 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of October 31, 2010 by the Issuer in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2010).

b)	The Filing Person has sole voting power and sole dispositive power with respect to 3,251,000 Class A Shares and 373,366 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.2%.
ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:
c)	The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table excludes commissions paid.

		# of Class
	Purchase	B
	Price	Shares	Amount
Date	Per Share	Purchased	Paid
10/20/10	16.4000	283	4,644.03
10/21/10	17.0104	419	7,131.55
11/09/10	17.0000	161	2,738.61
11/19/10	17.2868	495	8,561.92
12/07/10	17.2614	692	11,951.81

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
7.4	December 9, 2010 Letter from Filing Person to the Pennsylvania Department of Insurance

7.5	December 9, 2010 Letter from Filing Person to the Iowa Insurance Division

7.6	December 9, 2010 Letter from Filing Person to the Maryland Insurance Administration

7.7	December 9, 2010 Letter from Filing Person to the Virginia Bureau of Insurance
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: December 10, 2010

/s/ Gregory M. Shepard
Gregory M. Shepard

Exhibit Index
7.4	December 9, 2010 Letter from Filing Person to the Pennsylvania Department of Insurance

7.5	December 9, 2010 Letter from Filing Person to the Iowa Insurance Division

7.6	December 9, 2010 Letter from Filing Person to the Maryland Insurance Administration

7.7	December 9, 2010 Letter from Filing Person to the Virginia Bureau of Insurance